

13030230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8- 11117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: .

Foothill Securities, Inc.

OFFICIAL USE ONLY
1027
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Dana Street
(No. and Street)

Mountain View	CA	94041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen H. Chipman — (650) 625-9701
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name - *if individual, state last, first, middle name*)

100 West San Fernando St. Suite 365	San Jose	CA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen H. Chipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Foothill Securities, Inc.**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title


See attached Certificate

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Santa Clara

On 2-25-2013 before me, John L. Cowan, Notary
Date — Here Insert Name and Title of the Officer

personally appeared Stephen H. Chipman
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



JOHN L. COWAN
Commission # 1907428
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2014

Place Notary Seal Above

Signature ______________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ______________________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________________

Signer Is Representing: ______________________



RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________________

Signer Is Representing: ______________________



RIGHT THUMBPRINT OF SIGNER
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©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

FOOTHILL SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2012

Financial Statements

SingerLewak

Accountants & Consultants

Our Locations

Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego
Silicon Valley
San Francisco

www.singerlewak.com
877.754.4557


50+
YEARS
SINCE 1959


SingerLewak

The skills you need. The service you expect.

Stephen P. Carter, CPA
Partner

100 West San Fernando St.
Suite 365
San Jose, CA 95113
Direct: 408.899.3911
C: 415.265.2993
F: 408.295.3925
scarter@singerlewak.com

Accountants & Consultants

www.SingerLewak.com

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SingerLewak
Accountants & Consultants

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

FOOTHILL SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2012

FOOTHILL SECURITIES, INC.
CONTENTS
December 31, 2012

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Francisco


SINCE 1959

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Foothill Securities, Inc. (the "Company"), as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foothill Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



SingerLewak LLP

San Jose, California
February 26, 2013

100 W San Fernando St., Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

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FOOTHILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current assets	
Cash and cash equivalents	$ 2,192,328
Commissions receivable	830,336
Other receivables	99,319
Prepaid expenses	243,463
Deferred tax asset	11,100
Total current assets	3,376,546
Deferred tax asset, net of current portion	32,105
Property and equipment, net	108,905
Intangible asset, net	37,800
Total assets	**$ 3,555,356**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 557,066
Accounts payable and other accrued expenses	207,430
Total liabilities	764,496
Commitments and contingencies (Note 13)	
Stockholders' equity	
Common stock, $.001 par value; 10,000,000 shares authorized; 8,451,756 shares issued and outstanding	8,451
Restricted common stock, 177,584 shares authorized to be issued	21,600
Paid-in capital	2,378,185
Retained earnings	382,624
Total stockholders' equity	2,790,860
Total liabilities and stockholders' equity	**$ 3,555,356**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

Revenues	
Commissions and fees	$ 35,862,573
Other income	685,401
Interest income	3,187
Total revenue	36,551,161
Expenses	
Salaries, wages, and commissions	33,524,950
Officers' salaries	562,623
Regulatory fees and expenses	540,666
Business travel	65,641
Board member expenses	104,143
Consulting fees	250,720
Insurance	389,062
Conferences	292,160
Rent	110,172
Database aggregation	42,000
Administrative	658,392
Total expenses	36,540,529
Income before provision for income taxes	10,632
Provision for income taxes	(2,726)
Net income	**$ 7,906**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2012

	Shares	Common Stock	Restricted Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances, December 31, 2011	6,679,527	$ 5,438	$ 32,400	$ 1,696,241	$ 374,718	$ 2,108,797
Stock-based compensation	164,550	165	-	52,491	-	52,656
Repurchase of common stock	(86,317)	(86)	-	(25,108)	-	(25,194)
Regulation D shares issued for 2011	1,573,866	2,814	-	-	-	2,814
Contributed capital under Regulation D for 2012	-	-	-	576,523	-	576,523
Capital escrow	-	-	-	67,358	-	67,358
Restricted common stock issued	120,130	120	(10,800)	10,680	-	-
Net income	-	-	-	-	7,906	7,906
Balances, December 31, 2012	**8,451,756**	**$ 8,451**	**$ 21,600**	**$ 2,378,185**	**$ 382,624**	**$ 2,790,860**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash flows from operating activities		
Net income	$	7,906
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		33,539
Amortization of intangible asset		5,400
Stock-based compensation		52,656
Deferred taxes		1,595
Changes in operating assets and liabilities:		
Commissions receivable		(290,459)
Other receivables		71,840
Prepaid expenses		(64,182)
Commissions payable		68,049
Accounts payable and other accrued expenses		63,955
Net cash used in operating activities		(49,701)
Cash flows from investing activities		
Purchases of property and equipment		(37,967)
Net cash used in investing activities		(37,967)
Cash flows from financing activities		
Common stock repurchased		(25,194)
Contributed capital under Regulation D		579,337
Contributed capital under the capital escrow fee assessment		67,358
Net cash provided by financing activities		621,501
Net increase in cash and cash equivalents		533,833
Cash and cash equivalents, beginning of year		1,658,495
Cash and cash equivalents, end of year	**$**	**2,192,328**
Supplemental disclosures of cash flows information:		
Taxes paid	**$**	**1,131**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Foothill Securities, Inc. (the "Company") is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from approximately forty-five (45) Offices of Supervisory Jurisdiction ("OSJ") located in Arizona, California, Colorado, Florida, Hawaii, Nevada, New Mexico, Tennessee, Texas, Utah, and Washington.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America require and include management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all cash and short-term investments with original maturities of three months or less, and clearing deposits to be cash equivalents.

Commissions Receivable and Payable
Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable and fixed products, and direct participation programs. When orders are placed, the Company records an estimated receivable for commissions and an estimate of the related commissions payable to the registered representatives based on historical averages.

The Company reviews all open orders every ninety days (90) with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided along with the corresponding revenue.

Collections of commissions receivable are allocated to specific investor orders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments
As defined in FASB ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company used the market or income approach. Based on this approach, the Company utilizes certain assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Based on the observability of the inputs used in the valuation techniques, the Organization is required to provide the following information to the fair value hierarchy. The fair value hierarchy ranks the quality and the reliability of the information used to determine fair values. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs, which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. For the calendar year ended December 31, 2012, the application of valuation techniques applied to similar assets and liabilities has been consistent with techniques applied during the preceding calendar year.

Financial instruments included in the Statement of Financial Position include cash and cash equivalents, commissions receivable, other receivables, commissions payable, accounts payable and accrued expenses. The carrying amounts of all these instruments approximate fair value due to their short maturities.

Intangible Asset and Amortization
An intangible asset was acquired as part of the CUE Financial Group, Inc. ("CUE") transaction in August 2009. The amortization expense on this asset is calculated on a straight-line basis over a ten year period. (See Notes 6 and 10)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Property and Equipment
The Company's property and equipment are recorded at cost. Maintenance, repairs, and minor renewals are charged against earnings as incurred. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	Lesser of estimated useful life or the term of the lease

Long-Lived Assets
Long-lived assets held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets held and used are measured based on the fair value of the asset, and long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less cost to sell. Long-lived assets were measured for impairment and no adjustments were deemed necessary during the year ended December 31, 2012.

Income Taxes
The Company elected "C Corporation" status for income tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2012, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

Advertising Costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2012, advertising expense totaled $5,104.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based payment awards made to employees, unless the fair value was deemed deminimus, in which case, no expense is recognized. The Company has issued compensatory stock grants which vest over the service period tied to an employment agreement for the President. Stock-based compensation expense recognized is based on the value of the portion of stock-based payment awards as they vest. Stock-based compensation expense has been recognized in the Company's Statement of Operations during the year ended December 31, 2012 (See Note 9).

NOTE 3 – CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit with Pershing, LLC that can cover such errors up to $100,000. When a registered representative is responsible for such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the National Securities Clearing Corporation as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash on the accompany Statement of Financial Condition.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses consist of the following as of December 31, 2012:

Prepaid insurance	$ 66,366
Prepaid registration fees	167,072
Other prepaid expenses	10,025
	$ 243,463

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2012:

Computer equipment	$ 188,821
Office equipment	50,444
Software	32,058
Leasehold improvements	69,144
	340,467
Less accumulated depreciation and amortization	(231,562)
	$ 108,905

For the year ended December 31, 2012, depreciation and amortization expense was $33,539.

NOTE 6 – INTANGIBLE ASSET

An intangible asset was recognized as part of the CUE transaction as discussed more fully in in Note 10. This intangible asset represents the fair value of CUE's network of independent representatives. Management has determined that an amortizable life of ten years is reasonable. This period has been determined by analyzing the average tenure of all independent representatives who were currently affiliated with the Company at the time of the CUE transaction. As of December 31, 2012, the value of the intangible asset has been reduced to $37,800, with $5,400 of amortization expense recognized during the year ended December 31, 2012.

NOTE 7 – ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

Accounts payable and other accrued expenses consist of the following as of December 31, 2012:

Accounts payable	$ 32,720
Accrued payroll and compensated absences	73,028
Accrued profit sharing	87,546
Other accrued expenses	14,136
	$ 207,430

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6 2/3%) of aggregated indebtedness or $50,000. The rule also defines the minimum required ratio of aggregate indebtedness to net capital of 15 to 1. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2012, the Company has net capital of $1,780,475 which was $1,729,509 in excess of its required net capital of $50,966. The Company's aggregate indebtedness to net capital ratio was 42.94%, or 0.43 to 1.00.

NOTE 9 – STOCKHOLDERS' EQUITY

Shares Authorized, Issued and Outstanding
At December 31, 2012, 10,000,000 shares of common stock were authorized, and 8,451,756 shares were issued and outstanding.

Compensatory Stock Bonus Awards
Under the current employment agreement (due to expire on February 28, 2016) which the Company has with its President, there is a compensatory stock bonus provision. This provision awards the President common stock shares based upon performance, which is evaluated on an annual basis by the Board of Directors. The shares awarded are issued in the ensuing year following successful employment, and the compensation expense is based upon the number of shares awarded, valued at the higher of the Company's net book value, based upon the Company's most recent audited financial statements, or the common stock fair value as determined by an independent valuation. The amount of awarded shares made annually is to be equivalent to 1% of the Company's then issued and outstanding common stock as of December 31st for the year such services were rendered. While employed, and based upon the current agreement, the President is to maintain a 5% ownership in the Company. No shares shall be issued in the event that the President is not employed on each anniversary date of the employment agreement, without regard to the reason for the termination of employment.

During the year ended December 31, 2012, the President was awarded 164,550 shares, with related compensation expense recognized in the amount of $52,656.

Common Stock Repurchase
During the year, the Company repurchased 86,317 shares of common stock from terminated Representatives at a total cost of $25,194.

Common Stock Designated for Issuance – Restricted Common Stock
At December 31, 2012, the Company has 177,584 shares of common stock that have been allocated to be issued over the next two years related to the CUE transaction.

NOTE 9 – STOCKHOLDERS' EQUITY (Continued)

Contributed Capital
The Company is offering shares of common stock to its registered Representatives and employees who are accredited investors as defined in Rule 501(a) of Regulation D the Securities Act of 1933. As part of the same offering, it has previously sold shares in this offering to an additional 35 of its registered Representatives who had the experience and knowledge necessary to understand the merits and risks of the investment.

The original offering dated December 1, 2008 was amended effective July 14, 2010, to accommodate and reflect the revised definition of an accredited investor per the Dodd-Frank Wall Street Reform and Consumer Protection Act. Effective January 1, 2013, the Company has elected to terminate this offering. The termination has no effect on the prior years' offerings.

On December 1, 2008, the offering also was amended to no longer include the issuance of shares in return for a 1% reduction in commission and fees. This was done in recognition that this was no longer an appropriate part of the Regulation D offering in that the Company adopted a stock bonus plan for all registered representatives, and not just for those who were qualified investors, that required no contribution to the Company's capital which was retroactive to December 19, 2008, the date of the original Regulation D offering. Further, the election by qualified Representatives to purchase additional shares in the Regulation D offering up to a maximum base of 3% of their commissions and fees and other income, was reduced to 2%, effective January 1, 2010. Upon inception of the original offering, the Company began withholding one percentage point of all Representatives commissions payable effective the week ending December 19, 2008. Representatives automatically received shares of common stock in the Company in the amount of this reduction in their compensation, provided they were registered with the Company when the shares were issued. Representatives who had elected to purchase shares in an amount equal to a total of 3% of gross revenues created by his or her services for the years 2008 and 2009 also received shares. The price per share under the amended offering is the December 31st book value of the current year, as indicated by the audit of the corporate financial statements, divided by the number of shares outstanding at the end of each fiscal year. For shares that were issued for 2008 and 2009 purchases, a book value per share of $0.25 was applied. For shares issued for 2010 and 2011 purchases, a book value per share of $0.28 and $0.32, respectively was applied, and 1,573,866 shares were issued in 2012. Fair value of the common stock, as determined in an independent appraisal, was calculated to be $0.21 per share. Management has elected to continue the use of the net book value approach to base the number of issued shares.

If for any reason a Representative is no longer registered with the Company when the stock is to be issued under the Regulation D private offering, the amount of commissions and fees withheld at the request of the purchaser, will be repaid. Accredited employees of the Company may purchase shares under the same terms and conditions as the Representatives, and up to 2% of their base compensation.

NOTE 9 – STOCKHOLDERS' EQUITY (Continued)

Contributed Capital (Continued)
All shares will be issued after the end of each year when audited financial statements are available and generally no later than March 31st of the succeeding year. The shares will be issued once full payment has been received.

During the year, as a result of Representatives' contributions related to the Regulation D offering, total capital contributed amounted to $576,523 as of December 31, 2012. As the Company has until March 31, 2013 to issue these shares, no shares have been issued under Regulation D for the year ended December 31, 2012 contributions. For 2012, management intends to continue using the net book value per share amount when issuing these shares in 2013.

Warrant Grants
In 2009, the Company initially granted 207,007 common stock warrants to CUE and its principals with an exercise price equal to the Company's common stock book value as determined at the end of the month in which the warrants are exercised. These warrants are fully vested on the grant date and were originally set to expire three years after the grant date, or August 2012. The expiration date has been extended to August 15, 2014. The terms and conditions of the warrants remain the same. The warrants fair value was deemed deminimus, and as such, no value was ascribed to these warrants in the purchase accounting related to the CUE transaction.

These warrant grants have an anti-dilution provision that requires the Company to adjust the number of common stock warrants issued upon exercise of the warrants, such that the number of common stock shares that may be purchased as of the last day on which the warrant is exercisable shall be five percent of the stock then outstanding. The Company has reviewed the warrant agreement and the related anti-dilution provision, and has determined that it does not require treatment as a derivative.

At December 31, 2012, as a result of the anti-dilution feature, there were 350,675 common stock warrants outstanding.

NOTE 10 – CUE AFFILIATION TRANSACTION AND AGREEMENT

In August 2009, the Company entered into an affiliation agreement with CUE Financial Group, Inc. ("CUE") whereby CUE would allow the Company to recruit from its network of independent representatives, with the intention of convincing the CUE representatives to change their broker dealer affiliation from CUE to the Company. In addition, CUE's current ownership and principals would actively work towards convincing CUE representatives to change their broker dealer affiliation.

NOTE 10 – CUE AFFILIATION TRANSACTION AND AGREEMENT (Continued)

The Company determined that the affiliation agreement met the definition of a business combination. The Company did not receive any tangible assets or liabilities, or equity in CUE as part of the acquisition. In addition, the Company did not exchange any tangible assets or liabilities as payment for the acquisition.

As consideration, the Company granted CUE's principals, who have now designated the Company as their broker dealer, 1% of the Company's then outstanding stock on the first, second, third, fourth and fifth anniversary of this agreement for a total issuance of 5% tied to an anti-dilution provision. At December 31, 2009, 5% of outstanding shares represented 203,362 common shares. The grant date fair value of those common shares was $54,000. This amount had been recorded as restricted common stock in the Statement of Stockholders' Equity. As of August, 2012, 2011 and 2010, the Company issued 120,130, 81,035, and 52,291 shares, respectively and released $10,800 each year from the restricted common stock classification. As of December 31, 2012, and as a result of the anti-dilution feature (discussed below), there remain 177,584 shares to be issued.

Additionally, the $37,800, net of accumulated amortization, represents the fair value of an intangible asset as shown in the Statement of Financial Condition. This intangible asset represents the fair value of CUE's network of independent representatives. (See Note 6)

The Company also agreed to an anti-dilution provision tied to the 5% stock issuance that requires the Company to issue additional shares to these principals in a number sufficient to avoid any dilution of the current percentage of shares it holds. The Company has reviewed this anti-dilution provision and has determined that it does not require treatment as a derivative.

NOTE 11 – PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following as of December 31, 2012:

	Federal	States	Total
Income tax payable	$ -	$ 1,131	$ 1,131
Deferred tax expense (benefit)	1,595	-	1,595
Total provision for income taxes	**$ 1,595**	**$ 1,131**	**$ 2,726**

NOTE 11 – PROVISION FOR INCOME TAXES (Continued)

The income tax benefit differs from the expected benefit that would result from applying statutory rates to the pre-tax income due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied during the periods to those differences between the financial statements and the tax returns (described in Note 2), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items also referred to as permanent differences.
- The federal tax benefit derived from the deduction for state franchise and income taxes.
- Minimum franchise taxes imposed by the states in which the Company operates.

Deferred tax assets and liabilities consist of the following:

Deferred tax assets	
Net operating loss carryforwards	$ 35,255
Contribution carryforwards	675
Depreciation and amortization	700
Accrued vacation and wages	11,700
	48,330
Deferred tax liabilities	
State taxes	(5,125)
Net deferred tax assets	43,205
Valuation allowance	-
Deferred tax assets	**$ 43,205**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the net deferred tax assets is not required in light of anticipated future taxable income.

At December 31, 2012, the Company had federal and state net operating loss carryforwards of approximately $61,000 and $97,000, respectively. If not utilized, the carryforwards will expire in 2029 for federal income and California franchise tax purposes.

The Company's federal and state tax returns from 2007 through 2011 are subject to audit and adjustment by the taxing authorities.

Management has determined that a reserve is not required to be recognized under ASC 740-10.

NOTE 12 – 401(K) AND PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2012, the Company contributed a total of $47,866 under these arrangements.

NOTE 13 – COMMITMENTS, RELATED PARTY TRANSACTIONS, AND CONTINGENCIES

Facility Lease

The Company entered into a lease agreement for their corporate office, commencing on February 1, 2008, with a related party limited liability company (LLC). This LLC includes certain members that are also stockholders of the Company. Under the terms of the lease, the Company pays a monthly base rent of $6,938, and the Company also pays its share of utilities, taxes, and common area maintenance expenses (CAM) within operating expenses. The lease expired on January 31, 2013. The future minimum rental commitments are as follows:

For the Year Ending December 31,	Amount
2013	$ 6,938

Rent expense, plus utilities and taxes, was $107,100 for the year ended December 31, 2012.

On January 30, 2013, the Company entered into a lease amendment with the LLC. Under the terms of this amendment, the lease is now on a month-to-month basis at a based monthly amount of $10,500, plus utilities, taxes, and other CAM charges.

Postage Meter Lease

The Company entered into an operating lease agreement for their postage meter, commencing on April 3, 2009. Under the terms of the lease, the Company paid a monthly rent of $301 through January 3, 2012. Beginning January 3, 2012, the Company pays a quarterly rent of $902. The lease expires on April 3, 2016.

NOTE 13 – COMMITMENTS, RELATED PARTY TRANSACTIONS, AND CONTINGENCIES (Continued)

Postage Meter Lease (Continued)
The future minimum rental commitments are as follows:

For the Years Ending December 31,	Amount
2013	$ 3,608
2014	3,608
2015	3,608
2016	902
Total	**$ 11,726**

Legal Matters
In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes or examinations would not have a material effect on the Company's financial position.

There are two pending cases in which the Company is a named defendant. Neither case has yet gone to trial. The resolution of both cases cannot be determined at this time and counsel believes the Company will prevail in both cases. The Company's exposure for possible losses in these cases is not estimable at this time.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2013, the date the financial statements were issued.


SINCE 1959

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY *RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION*

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the financial statements of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, and have issued our report thereon dated February 25, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.



SingerLewak LLP

San Jose, California
February 26, 2013

FOOTHILL SECURITIES, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE (FOCUS) REPORT

December 31, 2012

Schedule I

Please see the attached FOCUS report on the following pages 20 to 22.

FOOTHILL SECURITIES, INC.
FOCUS REPORT - PART II A

This report is being filed pursuant to:

1) Rule 17a-5(a) X

This report is being filed:

2) Quarterly X

This FOCUS II is for the period ending in: December
Period Beginning: 1/1/2012
Period Ending: 12/31/2012

Unconsolidated: X

Does Respondent carry its own customer accounts?
No: X

Using the (B) Basic Method (B)

ASSETS

	Allowable	Non-Allowable	Total
1 Cash	2,192,328	-	2,192,328
2 Rec Fr Brokers & Dealers			
A Clearance Account	-	-	-
B Other	378,127	452,209	830,336
3 Rec fr Non-Customers	-	99,319	99,319
4 - 9 blank	-	-	-
10 Property Depreciation	-	108,905	108,905
11 Deferred tax asset	-	43,205	43,205
12 Other Assets	-	281,263	281,263
13 **Total Assets**	**2,570,455**	**984,901**	**3,555,356**

LIABILITIES

	A.I.	Non-A.I.	Total
15 Payable to Non-Customers	557,066	-	557,066
17 Accounts pay, accrued Liabilities, expenses & other	207,430	-	207,430
20 **Total Liabilities**	**764,496**	**-**	**764,496**

EQUITY	
23 Corporation	
A. Preferred Stock	-
B Common Stock	8,451
C addit paid-in capital	2,399,785
D Retained Earnings	382,624
E Total	2,790,860
24 **Total ownership equity**	**2,790,860**
25 **Total liabilities, and ownership equity**	**3,555,356**

INCOME STATEMENT	
REVENUE	
1 Commissions	
A On listed equity sec executed on an exh	1,889,316
B On listed option transactions	3,569
C On all other securities	9,026,018
D Total securities commissions	10,918,903
5 Revenue from sale of investment company shares	8,740,583
7 Fees for acct supervision, investment advisory & admin services	12,205,191
8 Other revenue	4,686,484
9 **Total revenue**	**36,551,161**
EXPENSES	
10 Salaries & other employment costs for gen ptners & voting stockholder officers	562,623
11 Other employee compensation & benefits	33,524,950
14 Regulatory fees & expenses	540,666
15 Other expenses	1,912,290
16 **Total expenses**	**36,540,529**
NET INCOME	**10,632**
17 Income (loss) before Federal Taxes	10,632
18 Provision for Fed Inc Taxes	2,726
22 Net income/loss after Federal income taxes & extraordinary items	7,906

MONTHLY INCOME

23 Income from last month this FOCUS covers (before provisions for Federal income taxes and extraordinary items):	(53,055)

Exemptions Under SEC Rule 15c3-3

25 **A**		
B K(2) (I) - Special Account for Exclusive Benefit of Customers" maintained:		X
C (k) (2) (II) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.		X
8-17574	**a**	

Computation of Net Capital

1 Total ownership equity (o/e)		2,790,860
2 Deduct ownership equity not allowable for Net Capital		(21,600)
3 Total o/e qualified for net capital		**2,769,260**
5 Total cap & allowable subloans		
6 Deductions &/or charges		
A Total non-allowable assets		984,901
D Other deductions &/or charges	3,884	988,785
8 Net Capital before haircuts		1,780,475
10 **Net Capital**		**1,780,475**
11 Minimum net capital required: (based on Aggregate Indebtedness)		50,966
12 Minimum Dollar Requirement		50,000
13 **Net Cap reqmt (greater of line 11 or 12)**		**50,966**
14 **Exces net capital**		**1,729,509**
15 Exc net cap @ 1000% (net cap - 10% AI)		1,704,025
Computation of Aggregate Indebtedness		
16 Total A.I. liab from Statement of Financial Condition		764,496
19 Total Aggregate Indebtedness		764,496
20 **Ratio of AI/NC**		**42.94**

Statement of Changes in Ownership Equity

1 **Balance, beginning of period**	**2,108,797**
A Net income (loss)	**7,906**
B Additions, incl non-conforming capital of	**699,351**
C Deductions, incl non-conforming capital	**(25,194)**
2 **Balance, end of period**	**2,790,860**

FOOTHILL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
and
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2012

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing, LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

FOOTHILL SECURITIES, INC.

RECONCILIATIONS PURSUANT TO RULE 17a-5

December 31, 2012

Schedule III

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on pages 20 to 22.

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Francisco

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES



Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Foothill Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



SingerLewak LLP

San Jose, California
February 26, 2013

100 W San Fernando St., Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

PrimeGlobal

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Francisco


SINCE 1959

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In planning and performing our audit of the financial statements Foothill Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 W San Fernando St., Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

PrimeGlobal

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SingerLewak LLP

San Jose, California
February 26, 2013